UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                                                 SEC FILE NUMBER
                                   FORM 12B-25                       0-23226
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                                                                 ---------------
                           NOTIFICATION OF LATE FILING             CUSIP NUMBER
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(Check  One):  [ ] Form 10-K      [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
               [ ]  Form  N-SAR   [ ]  Form  N-CSR

     For Period Ended     March 27, 2005
                          --------------

     [ ]  Transition  Report  on  Form  10-K
     [ ]  Transition  Report  on  Form  20-F
     [ ]  Transition  Report  on  Form  11-K
     [ ]  Transition  Report  on  Form  10-Q
     [ ]  Transition  Report  on  Form  N-SAR

     For the Transition Period Ended
                                     --------------------

Read  Attached  Instruction  Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Grill  Concepts,  Inc.
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Full  Name  of  Registrant


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Former  Name  if  Applicable


11661  San  Vicente  Blvd.,  Suite  404
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Address  of  Principal  Executive  Offices  (Street  and  Number)


Los  Angeles,  California  90049
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City,  State  and  Zip  Code



PART  II  -  RULE  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b)  The  subject annual report, semi-annual report, transition report
[X] on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Grill Concepts, Inc. (the "Company") is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 2005 in a timely manner without unreasonable effort or expense in light of the circumstances described below:

The Company, in connection with the preparation of its 2004 Form 10-K, determined that it's accounting for leases was not in compliance with recent guidance issued by the Office of Chief Accountant of the Securities and Exchange Commission. As a result of that determination and other issues identified during the audit, the Company determined that it would be required to correct certain accounting presentation in its 2004 financial statements and to restate its financial statements for prior fiscal years.

As of the date hereof, the Company's Form 10-K has not yet been completed and filed. The Company is working diligently to complete and file the 2004 Form 10-K reflecting the revised accounting treatment noted. However, until the 2004 Form 10-K is finalized, it is impossible for the Company to prepare and file its Form 10-Q for the quarter ended March 27, 2005.


PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Michael Sanders          832                    446-2599
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              (Name)            (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [ ] Yes  [X] No

     Form 10-K for year ended December 26, 2004
     ---------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes  [ ] No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, the Company will restate its financial results for prior periods. As of the date of this filing, the Company is unable, without unreasonable effort and expense, to provide a quantitative assessment of the impact that the corrections to its lease accounting practices will have on the results of operations for the quarter ended March 27, 2005 or the same quarter in fiscal 2004. The Company is working diligently to complete its review of these matters and to quantify the impact on each of the affected periods. The Company does not expect these adjustments to affect the amount of revenues, comparable store sales, or cash balances previously reported.


                              Grill Concepts, Inc.
                     --------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date         May 10, 2005                By  /s/ Philip Gay
      --------------------------             -----------------------------------
                                             Philip Gay, Chief Financial Officer

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